Exhibit 99.2

eircom Group plc

Quarterly and Nine-month Report

31 December 2004

8th February 2005

THIRD QUARTER RESULTS ANNOUNCEMENT

31 December 2004

HIGHLIGHTS FOR THE NINE-MONTH PERIOD

•                  Adjusted EBITDA(1) up 3% to €465 million due to improved gross margins and lower operating costs, giving an increased Adjusted EBITDA(1) margin of 39%.

•                  Operating profit before restructuring programme costs and exceptional operating costs is €195 million and related operating margin has risen to 16%.

•                  €146 million of capital investment in the nine-month period, reaffirming our target of €200 million for the year.

•                  Broadband momentum has increased, with c.114,000 users at end of December, rising to over 117,000 currently.

•                  Accelerated ongoing reorganisation resulted in a charge of €57 million in the nine- month period. Headcount reduced by 499 since 31 March 2004.

•                  Interim dividend of 5 cent per 10 cent ordinary share paid in December 2004.

HIGHLIGHTS FOR THE QUARTER

•                  Adjusted EBITDA(1) up 3% to €155 million and Adjusted EBITDA(1) margin increased to 39%.

•                  Operating profit before restructuring programme costs and exceptional operating costs up to €66 million from €11 million, and related operating margin of 16%, up from 3%.

(1) EBITDA before restructuring programme costs, pension amortisation and exceptional operating costs (see note 6).

Commenting on the results, eircom Chief Executive, Dr Philip Nolan said:

These results demonstrate solid progress towards our three strategic goals for the company: to defend the core business, grow broadband, and re-enter mobile.

In a tough operating environment we have met our targets in our core business.  Revenue has been held flat, and profitability is ahead at EBITDA and operating levels.  Capital spending is on target, and cash generation is strong.

Having achieved the objective of 100,000 broadband customers ahead of schedule, DSL growth continues apace.  At 31st December 2004 eircom’s wholesale and retail base stood at 114,000 and is over 117,000 today.  The business is now focused on a new target of 500,000 broadband connections by December 2007.  The momentum established by eircom in this market will, we believe, see Ireland become a broadband leader in Europe.

In Mobile, the most significant development in the quarter was the announcement by ComReg of its intention to direct Vodafone and O2 to provide MVNOs on a commercial basis.  Failing that, ComReg has said that they will impose specific remedies, including cost orientation.  ComReg’s initiative has been formally endorsed by the EU Commission.  It may take some time for the impact of this decision to become clear

We look forward to progressing our strategy on the basis of this on-going solid performance in a challenging environment.

Financial Highlights

	Quarter ended Dec 2003	Quarter ended Dec 2004	Change	9 months ended Dec 2003	9 months ended Dec 2004	Change
	€’m	€’m		€’m	€’m

Turnover	402	401	0%	1,227	1,203	(2)%
Gross profit	305	308	1%	911	919	1%
Operating costs before restructuring programme costs, exceptional operating costs, depreciation, impairment and goodwill amortised	159	157	(1)%	473	466	(1)%
EBITDA before restructuring programme costs and exceptional operating costs	146	151	3%	438	453	3%
EBITDA before restructuring programme costs, pension amortisation and exceptional operating costs	150	155	3%	450	465	3%
Operating profit before restructuring programme costs and exceptional operating costs	11	66	500%	95	195	105%
Capital expenditure cash outflow	51	48	(6)%	151	146	(3)%
Net debt excluding capitalised fees				2,184	1,915	(12)%

Operational Highlights

	Quarter ended Dec 2003	Quarter ended Dec 2004	Change	9 months ended Dec 2003	9 months ended Dec 2004	Change

Total access channels (thousands)				1,984	2,082	5%
Retail traffic minutes (millions)	3,251	2,801	(14)%	9,859	8,790	(11)%
Wholesale interconnect minutes (millions)	1,706	2,034	19%	5,237	5,847	12%
Average headcount	8,286	7,482	(10)%	8,380	7,669	(9)%
Period-end headcount				8,191	7,444	(9)%

Key Ratios

	Quarter ended Dec 2003	Quarter ended Dec 2004	9 months ended Dec 2003	9 months ended Dec 2004

Gross margin	76%	77%	74%	76%
EBITDA margin before restructuring programme costs and exceptional operating costs	36%	38%	36%	38%
EBITDA margin before restructuring programme costs, pension amortisation and exceptional operating costs	37%	39%	37%	39%
Operating margin before restructuring programme costs and exceptional operating costs	3%	16%	8%	16%

eircom Group plc

Consolidated Profit and Loss Account - unaudited

	Notes	Quarter ended 31 Dec 2003	Quarter ended 31 Dec 2004
		€’m	€’m

Turnover		402	401
Cost of sales		(97)	(93)
Gross profit		305	308
Operating costs before exceptional operating costs, depreciation, impairment and goodwill amortised		(159)	(160)
Exceptional operating costs		(4)	—
Depreciation (net)		(87)	(75)
Exceptional fixed asset impairments		(38)	—
Goodwill amortised on subsidiary undertakings		(10)	(10)
Total operating costs		(298)	(245)
Operating profit		7	63
Exceptional profit on the exit from subsidiaries		—	—
Exceptional gain on the disposal of fixed assets		1	—
Profit on ordinary activities before interest and taxation		8	63
Exceptional interest payable and similar charges		(26)	—
Interest payable and similar charges (net)		(44)	(32)
(Loss)/profit on ordinary activities before taxation		(62)	31
Tax charge on (loss)/profit on ordinary activities		—	(8)
(Loss)/profit on ordinary activities after taxation		(62)	23
Dividend paid and proposed (including dividends and other appropriations in respect of non-equity shares)		(6)	(6)
(Loss)/profit for the financial period		(68)	17

	€	€
(Loss)/earnings per 10 cent ordinary share –
Basic	(0.13)	0.02
Diluted	(0.13)	0.02
Adjusted (loss)/earnings per 10 cent ordinary share (before restructuring programme costs, exceptional operating costs and goodwill amortisation) –
Basic	(0.03)	0.04
Diluted	(0.03)	0.04

The accompanying notes are an integral part of the consolidated financial information.

eircom Group plc

Consolidated Profit and Loss Account - unaudited

	Notes	9 months ended 31 Dec 2003	9 months ended 31 Dec 2004
		€’m	€’m

Turnover		1,227	1,203
Cost of sales		(316)	(284)
Gross profit		911	919
Operating costs before exceptional operating costs, depreciation, impairment and goodwill amortised		(473)	(523)
Exceptional operating costs		(20)	—
Depreciation (net)		(276)	(229)
Exceptional fixed asset impairments		(38)	—
Goodwill amortised on subsidiary undertakings		(29)	(29)
Total operating costs		(836)	(781)
Operating profit		75	138
Exceptional profit on the exit from subsidiaries		1	—
Exceptional gain on the disposal of fixed assets		—	—
Profit on ordinary activities before interest and taxation		76	138
Exceptional interest payable and similar charges		(26)	—
Interest payable and similar charges (net)		(113)	(98)
(Loss)/profit on ordinary activities before taxation		(63)	40
Tax charge on (loss)/profit on ordinary activities		(9)	(18)
(Loss)/profit on ordinary activities after taxation		(72)	22
Dividend paid and proposed (including dividends and other appropriations in respect of non-equity shares)		(422)	(53)
Loss for the financial period		(494)	(31)

		€	€
(Loss)/earnings per 10 cent ordinary share –
Basic	4	(0.17)	0.01
Diluted	4	(0.17)	0.01
Adjusted (loss)/earnings per 10 cent ordinary share (before restructuring programme costs, exceptional operating costs and goodwill amortisation) –
Basic	4	(0.02)	0.11
Diluted	4	(0.02)	0.11

The accompanying notes are an integral part of the consolidated financial information.

eircom Group plc

Consolidated Balance Sheet - unaudited

	As at
	31 Dec 2003	31 Dec 2004
	€’m	€’m
Fixed assets
Goodwill	681	642
Tangible assets	2,156	2,033
	2,837	2,675
Current assets
Stocks	11	11
Debtors: amounts falling due within one year	324	324
Debtors: amounts falling due after more than one year	180	165
Restricted cash at bank and in hand	5	2
Cash at bank and in hand	133	396
	653	898

Creditors: amounts falling due within one year	(665)	(604)

Net current (liabilities)/assets	(12)	294

Total assets less current liabilities	2,825	2,969

Creditors: amounts falling due after more than one year:
Loans and other debt	2,273	2,268
Provisions for liabilities and charges	244	241
Capital grants	11	9
	2,528	2,518
Net assets	297	451

Capital and reserves
Called up share capital
- Equity share capital	54	74
- Non-equity share capital	93	88
Equity reserves
- Share premium account	—	217
- Revaluation reserve	94	82
- Capital redemption reserve	33	35
- Group merger reserve	180	180
- Other reserves	4	8
- Profit and loss account	(161)	(233)
Total shareholders’ funds (including non-equity interests)	297	451

Shareholders’ funds are split as follows:
Equity shareholders’ funds	102	276
Non-equity shareholders’ funds	195	175
	297	451

The accompanying notes are an integral part of the consolidated financial information.

eircom Group plc

Reconciliation of movements in group shareholders’ funds - unaudited

	9 months ended 31 Dec 2003	9 months ended 31 Dec 2004
	€’m	€’m

(Loss)/profit on ordinary activities after taxation	(72)	22
Dividends and appropriations	(422)	(53)
Loss for the financial period	(494)	(31)
Share Capital issued	—	2
Reversal of preference dividend accrued	9	—
Other reserves created in respect of share option schemes	4	—
Revaluation surplus	87	—
Currency translation differences	—	(1)
Redemption of preference shares	(66)	(68)
Net reduction in total shareholders’ funds	(460)	(98)
Total shareholders’ funds at beginning of period	757	549
Total shareholders’ funds at end of period	297	451

Shareholders’ funds are split as follows:
Equity shareholders’ funds	102	276
Non-equity shareholders’ funds	195	175
	297	451

The accompanying notes are an integral part of the consolidated financial information.

eircom Group plc

Consolidated Cash flow Statement - unaudited

	Notes	9 months ended 31 Dec 2003	9 months ended 31 Dec 2004
		€’m	€’m

Net cash inflow from operating activities	5(a)	361	401

Returns on investments and servicing of finance	5(b)	(179)	(113)

Taxation paid (net)	5(c)	—	(38)

Capital expenditure and financial investment	5(d)	(105)	(75)

Acquisitions and disposals	5(e)	(3)	—

Equity dividends paid		(400)	(32)

Cash (outflow)/inflow before management of liquid resources and financing		(326)	143

Financing	5(f)	13	(99)

(Decrease)/increase in net cash		(313)	44

Reconciliation of Net Cash Flow to Movement in Net Debt – unaudited

	Notes	9 months ended 31 Dec 2003	9 months ended 31 Dec 2004
		€’m	€’m

(Decrease)/increase in cash in the period		(313)	44
Cash flow from increase in loans and other debt		(79)	—
(Increase)/decrease in net debt from cash flows	5(g)	(392)	44

The accompanying notes are an integral part of the consolidated financial information.

eircom Group plc

Notes to consolidated financial information – unaudited

1.              Basis of preparation

For a more complete discussion of our significant accounting policies and other information, this report should be read in conjunction with the Report and Accounts and 20-F of eircom Group plc for the year ended 31 March 2004.

Certain amounts within the prior period’s information have been reclassified to conform with the current year’s presentation.

In July 2003, eircom Group plc became the ultimate holding company of the Group, by acquiring the entire issued share capital of Valentia Telecommunications and its subsidiaries in a share for share exchange.  This acquisition has been accounted for in accordance with the principles of merger accounting.  Under FRS 6 “Acquisitions and Mergers” merger accounting is permitted to be used provided that the conditions set out in FRS 6 are met, including that merger accounting is not prohibited by the Companies Act.  Accordingly, the acquisition of Valentia Telecommunications has been accounted for in accordance with the principles of merger accounting.

The accompanying unaudited consolidated financial information, which do not form statutory accounts, have been prepared under UK GAAP on the basis of the accounting policies set out in the Report and Accounts and 20-F of eircom Group plc for the year ended 31 March 2004, and are presented in euro. The financial information for the period ended and, as at 31 December 2004 is unaudited.  The financial information for the three-month period ended 31 December 2003 is unaudited.

This information is not prepared in accordance with US GAAP and is not intended to comply with SEC regulations.

In our opinion, the consolidated financial information includes all adjustments necessary for a fair presentation of the results of the interim periods shown. All adjustments are of a normal recurring nature unless otherwise disclosed. Revenues, expenses, assets and liabilities can vary during each period of the year. Therefore, the results and trends in the interim financial information may not be the same as those for the full year.

2.              Segmental information

The group provides communications services, principally in Ireland.  The Group is managed on a unitary basis and has no segments.

3.              Significant events

During the nine-month period ended 31 December 2004, we redeemed Trancheable Redeemable Preference Shares, at a cost of €65 million, and Redeemable Preference Shares, at a cost of €3 million, in accordance with their terms.

4.              Earnings per share

	9 months ended 31 Dec 2003		9 months ended 31 Dec 2004
	Euro per Share	€’m	Euro per Share	€’m

(Loss)/profit on ordinary activities after taxation		(72)		22
Dividends and appropriations in respect of preference shares		(22)		(16)
Basic (loss)/profit attributable to ordinary shareholders	(0.17)	(94)	0.01	6
Exceptional profit on the exit from subsidiaries (net of tax)	(0.00)	(1)	—	—
Goodwill amortised on subsidiary undertakings (net of tax)	0.05	29	0.04	29
Exceptional fixed asset impairment (net of tax)	0.07	38	—	—
Exceptional operating costs (net of tax)	0.03	18	—	—
Restructuring programme costs (net of tax)	—	—	0.06	50
(Loss)/earnings before restructuring programme costs, exceptional operating costs and goodwill amortisation	(0.02)	(10)	0.11	85

(Loss)/earnings attributable per ordinary share :
Basic	(0.17)		0.01
Diluted	(0.17)		0.01
Adjusted (loss)/earnings per ordinary share before restructuring programme costs, exceptional operating costs and goodwill amortisation:
Basic	(0.02)		0.11
Diluted	(0.02)		0.11

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period. The weighted average number of ordinary shares in issue is 742,688,962 (2003: 541,631,676).

The group has three classes of dilutive potential ordinary shares in respect of earnings per share and adjusted earnings per share.  The weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The weighted average number of ordinary shares on a diluted basis in respect of earnings per share and adjusted earnings per share is 744,542,427 for the nine-month period ended 31 December 2004. There were no dilutive potential ordinary shares in respect of the nine-month period ended 31 December 2003.

The alternative earnings per ordinary share has been presented to eliminate the effect of restructuring programme costs, exceptional operating costs and goodwill. The reconciliation of the (loss)/profit attributable to ordinary shareholders to adjusted (loss)/earnings used in the calculations are set out above.

5.              Amounts in Consolidated Cash flow Statement

Amounts included in the group cash flow statement are reconciled or analysed as follows: -

(a)                                 Net cash inflow from operating activities –

	9 months ended 31 Dec 2003	9 months ended 31 Dec 2004
	€’m	€’m

Operating profit	75	138
Depreciation, impairment and amortisation	343	258
Amortisation of fair value of pension surplus arising on acquisition	12	12
Cash flows relating to prior year fundamental restructuring, business exits & other provisions	(45)	(22)
Non cash exceptional charges	8	—
Non-cash restructuring programme costs	—	11
Cash flows relating to prior year exceptional charges	(8)	(1)
Working Capital
Increase in stocks	(1)	—
(Decrease)/increase in creditors	(21)	21
Increase in debtors	(2)	(16)
Net cash inflow from operating activities	361	401

(b)                                 Returns on investment and servicing of finance

	9 months ended 31 Dec 2003	9 months ended 31 Dec 2004
	€’m	€’m

Interest received	3	3
Interest paid	(79)	(79)
Exceptional interest paid	—	(24)
Debt issue costs paid	(57)	(2)
Non-equity dividends paid	(46)	(11)
	(179)	(113)

(c)                                  Taxation paid (net)

	9 months ended 31 Dec 2003	9 months ended 31 Dec 2004
	€’m	€’m

Corporation tax refund received	—	3
Corporation tax paid	—	(3)
Tax paid on exit from Golden Pages	—	(38)
	—	(38)

(d)                                 Capital expenditure and financial investment

	9 months ended 31 Dec 2003	9 months ended 31 Dec 2004
	€’m	€’m

Payments to acquire tangible fixed assets	(151)	(146)
Receipts from disposal of fixed assets	—	3
Capital grants received	1	—
Movement in restricted cash balance (net)	(5)	68
Repayment from ESOT	50	—
	(105)	(75)

5.  Amounts in Consolidated Cash flow Statement (continued)

(e)                                  Acquisitions and disposals

	9 months ended 31 Dec 2003	9 months ended 31 Dec 2004
	€’m	€’m

Purchase of subsidiary undertakings	(3)	—
Disposal of subsidiary undertaking	1	—
Cash disposed with subsidiary undertakings	(1)	—
	(3)	—

(f)                                    Financing

	9 months ended 31 Dec 2003	9 months ended 31 Dec 2004
	€’m	€’m

Repayment of loan capital	(2,231)	—
Issue of Senior and Subordinated Notes	1,060	—
Additions to loan capital	1,250	—
Share capital issued (including share premium)	—	2
Expenses paid in respect of shares issued	—	(33)
Redemption of preference shares	(66)	(68)
Net cash inflow/(outflow) from financing	13	(99)

(g)                                 Analysis of net debt

	At 31 March 2003	Cash flow	Other	At 31 Dec 2003
	€’m	€’m	€’m	€’m

Cash at bank and in hand	440	(307)	—	133
Overdrafts	(1)	(6)	—	(7)
	439	(313)	—	126
Debt due within one year	(105)	105	—	—
Debt due after one year	(2,125)	(184)	36	(2,273)
	(1,791)	(392)	36	(2,147)

	At 31 March 2004	Cash flow	Other	At 31 Dec 2004
	€’m	€’m	€’m	€’m

Cash at bank and in hand	352	44	—	396
Overdrafts	(1)	—	—	(1)
	351	44	—	395
Debt due after one year	(2,263)	—	(5)	(2,268)
	(1,912)	44	(5)	(1,873)

6.              Reconciliation of earnings before interest, taxation, restructuring programme costs, exceptional operating costs, depreciation, and amortisation (Adjusted EBITDA) to operating profit

	Quarter ended 31 Dec 2003	Quarter ended 31 Dec 2004	9 months ended 31 Dec 2003	9 months ended 31 Dec 2004
	€’m	€’m	€’m	€’m

Operating profit	7	63	75	138
Restructuring programme costs	—	3	—	57
Operating Profit before restructuring programme costs	7	66	75	195
Exceptional operating costs	4	—	20	—
Operating Profit before restructuring programme costs and exceptional operating costs	11	66	95	195
Depreciation (net)	87	75	276	229
Exceptional fixed asset impairment	38	—	38	—
Goodwill amortised on subsidiary undertakings	10	10	29	29
EBITDA from continuing operations before restructuring programme costs and exceptional operating costs	146	151	438	453
Pension amortisation	4	4	12	12
Adjusted EBITDA from continuing operations before restructuring programme costs, pension amortisation and exceptional operating costs	150	155	450	465

7.              Recently issued accounting pronouncements

The proposed adoption of International Financial Reporting Standards (‘IFRS’) for the financial year ended 31 March 2006 onwards may materially affect future financial statements. For a complete discussion of recently issued accounting pronouncements, particularly IFRS, please refer to the 20-F of eircom Group plc for the year ended 31 March 2004.

Commentary on results of operations for the Quarter ended 31 December 2004

Overview

EBITDA from continuing operations before restructuring costs and exceptional operating costs (see note 6) of €151 million increased by 3% for the quarter ended 31 December 2004 compared to €146 million for the quarter ended 31 December 2003.  This increase was primarily driven by increased gross margins - the gross margin % has grown from 76% to 77% in the quarter. Turnover remained flat.

Turnover

The following table shows our turnover, from continuing operations, analysed by major products and services, and the percentage change for each category, for the periods indicated:

	In the Quarter ended		% change(1) 2004/2005
	31 Dec 2003	31 Dec 2004
	€‘m	€‘m

Access (rental and connections)	123	143	16%
Voice traffic	124	112	(9)
Advanced voice services traffic	21	20	(3)
Total voice traffic	145	132	(8)
Data traffic	27	23	(18)
Total voice and data traffic	172	155	(10)
Data communications	50	44	(12)
Interconnect services	36	42	16
Other services	40	38	(4)
Gross Income	421	422	—
Discounts(2)	(19)	(21)	16
Total turnover	€402	€401	—

Total turnover in the quarter ended 31 December 2004 remained flat compared to the quarter ended 31 December 2003. Decline in traffic revenues, largely due to ongoing reductions in volumes, as well as reduction in Data communications turnover, was compensated for by increased sales of ADSL and bit-stream, by price increases in access products, particularly PSTN line rentals, and by increased turnover from interconnect services, including low margin transit traffic.

(1)          Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)          Discounts are primarily related to turnover derived from voice and data traffic and ADSL and bit-stream, which are presented on a gross basis in the table above.

Access (rental and connections)

The following table shows rental, connection and other charges and the number of access channels in service, including public payphones, and the percentage changes for the periods indicated:

	In the Quarter ended		% Change(1) 2004/2005
	31 Dec 2003	31 Dec 2004
	€	€
Total access (in millions, except percentages)
Line and equipment rental	114	117	3%
Connection and other charges	5	6	10
ADSL and bit-stream rental and connection (2)	4	17	325
WLR rental and connection	—	3	—
Total access turnover	€123	€143	16%
Access channels (in thousands at period end, except percentages)
PSTN - Retail	1,592	1,524	(4)
PSTN - WLR	—	72	—
Total PSTN	1,592	1,596	—

ISDN - Retail	368	366	(1)
ISDN - WLR	—	6	—
Total ISDN	368	372	1

ADSL and bit-stream(2)	24	114	378
Total access channels	1,984	2,082	5%

Turnover from access increased by 16% in the quarter ended 31 December 2004, due primarily to increased ADSL and bit-stream turnover as a result of continuing customer demand for our low-cost ADSL service, and increases in PSTN line rental charges.

Total number of PSTN lines were flat for the quarter ended 31 December 2004, however the number of channels sold to our Retail customers declined by 4% due to the continued growth of Wholesale Line Rental (WLR) in the period.

Total number of ISDN channels increased by 1% at the quarter ended 31 December 2004 to 372,000.

ADSL and bit-stream turnover increased significantly in the quarter ended 31 December 2004 as a result of increased customer demand following new special promotions introduced.  By 31 December 2004, the number of ADSL and bit-stream lines had increased to approximately 114,000 lines, up from 24,000 in December 2003.

In the quarter ended 30 September 2004, the first Wholesale Line Rental (‘WLR’) orders from other authorised operators were received and processed.  Demand for WLR has increased in the quarter ending 31 December 2004, and  by 31 December 2004, 72,000 PSTN lines and 6,000 ISDN channels had been transferred to other authorised operators.

(1)          Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)          ADSL and bit-stream turnover and volumes were reclassified from Data communications to Access in the financial year ended 31 March 2004.

Traffic

The following table shows information relating to our total traffic turnover and our traffic volumes and the percentage change for the periods indicated:

	In the Quarter ended		% Change(1) 2004/2005
	31 Dec 2003	31 Dec 2004

Turnover (in millions, except percentages)
Basic voice traffic turnover	€	€
Local	29	26	(12)%
National	14	12	(14)
Fixed to mobile	53	49	(8)
International	28	25	(9)
Total basic voice traffic turnover	124	112	(9)
Freefone	6	6	(10)
Virtual private network	6	6	9
Premium rate services	5	4	(15)
Other advanced voice services	4	4	5
Total advanced voice traffic turnover	21	20	(3)
Total voice traffic turnover	145	132	(8)
Data traffic turnover
PSTN data	15	15	(3)
ISDN data	12	8	(36)
Total data traffic turnover	27	23	(18)
Total traffic turnover	€172	€155	(10)%

Traffic (in millions of minutes, except percentages)
Local	913	800	(12)%
National	278	253	(9)
Fixed to mobile	303	289	(5)
International	132	121	(9)
Total basic voice traffic volume	1,626	1,463	(10)
Freefone	79	66	(17)
Virtual private network	72	81	13
Premium rate services	6	6	10
Other advanced voice services	15	14	(14)
Total advanced voice services	172	167	(3)
Total voice minutes	1,798	1,630	(9)
Data traffic volume
PSTN data	958	857	(11)
ISDN data	495	314	(36)
Total traffic data minutes	1,453	1,171	(19)
Total traffic minutes	3,251	2,801	(14)%

Overall turnover from voice and data traffic decreased by 10% in the quarter ended 31 December 2004.

Voice traffic

Basic voice traffic turnover decreased by 9% in the quarter ended 31 December 2004.  This is due primarily to an overall decline in traffic volumes arising from loss of market share and weakness in the traditional voice market, mainly because of mobile substitution, as well as reductions in tariffs on international and fixed to mobile call types.  Turnover relating to advanced voice services decreased by 3% in the quarter ended 31 December 2004, primarily due to a decrease in Freefone and low margin premium rate services offset partially by growth in virtual private network turnover.

(1)          Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

Total voice traffic minutes decreased by 9% in the quarter ended 31 December 2004, primarily due to a contraction of the fixed-line voice market in Ireland as a result of increasing mobile substitution, as well as the loss of market share to competitors. The decrease in Freefone volumes of 17% relates mainly to loss to competitors.

Data traffic

Turnover from data traffic decreased by 18% and data minutes decreased by 19% in the quarter ended 31 December 2004. This decrease was primarily due to the migration of heavy data users to ADSL and bit-stream which is an ‘always on’ product.

Data communications

The following table shows information relating to turnover from data communications products and services, the number of leased lines and the percentage change for the periods indicated:

	In the Quarter ended		% Change(1) 2004/2005
	31 Dec 2003	31 Dec 2004

Data communications (in millions, except percentages)	€	€
Leased lines	35	31	(11)%
Switched data services	8	7	(6)
ISP	7	6	(21)
Total data communications turnover(2)	€50	€44	(12)%
Number of leased lines (at period end, except percentages)
National leased lines	24,974	24,444	(2)%
International leased lines(3)	591	430	(27)
Interconnect paths	2,761	2,275	(18)
Total leased lines	28,326	27,149	(4)%

Turnover from data communications decreased by 12% in the quarter ended 31 December 2004, mainly due to a reduction in leased line turnover.

Leased line turnover decreased by 11% in the quarter ended 31 December 2004, due to a reduction in the number of leased lines in operation caused by increased competition from international licensed operators and customer migration from analogue leased lines to a smaller number of high capacity digital leased lines or to switched data services.

Switched data services turnover decreased by 6% in the quarter ended 31 December 2004.   This was mainly due to a reduction in ATM revenues as some circuits were terminated.

ISP turnover decreased by 21% mainly due to customers migrating from the ISP’s internet subscription dial-up products to our flat rate and ADSL products which are now included under Access turnover.

(1)          Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)          ADSL and bit-stream turnover and volumes were reclassified from Data communications to Access in the financial year ended 31 March 2004.

(3)          International leased lines now also includes eircom UK lines for the quarter ended 31 December 2004.

Interconnect services

The following table shows information relating to turnover and traffic from interconnect services and the percentage change for the periods indicated:

	In the Quarter ended		% Change(1) 2004/2005
	31 Dec 2003	31 Dec 2004
Interconnect services turnover (in millions, except percentages)	€	€
Interconnect	28	29	6%
Foreign terminating traffic(2)	8	13	48
Total interconnect services turnover	€36	€42	16%
Interconnect services traffic (in millions of minutes, except percentages)
Call origination	549	678	23%
Call termination	703	800	14
Transit to mobile/fixed	116	144	25
Ancillary	66	78	19
International	34	33	(4)
Total interconnect	1,468	1,733	18
Foreign terminating traffic(3)	238	301	27
Total interconnect services traffic	1,706	2,034	19%

Interconnect services turnover increased by 16% in the quarter ended 31 December 2004 mainly due to growth in foreign terminating traffic.

Turnover from interconnect increased by 6% primarily due to increases in national termination and call origination due to an increase in the number of carrier pre-select lines.  In addition there was a temporary increase in interconnect transit traffic in this quarter due to lack of capacity on direct interconnect paths between some of the mobile operators.  This was partially offset by a reduction in international turnover due to lower rates. Call origination and termination volumes increased by 23% and 14% respectively in the quarter ended 31 December 2004 due to an increase in the number of carrier pre-select lines.

Turnover from foreign terminating traffic increased by 48% in the quarter ended 31 December 2004, primarily as a result of increased incoming traffic to mobiles.

Other services

Other services include our sales of customer premises equipment to corporate customers, directory enquiry and operator services, calling cards and public payphones, and other turnover, including LAN Communications, Infonet, and Phonewatch.

The following table shows information relating to turnover for other services and the percentage change for the periods indicated:

	In the Quarter ended		% Change(1) 2004/2005
	31 Dec 2003	31 Dec 2004
	€ ‘m	€ ‘m

Customer premises equipment(4)	8	6	(18)%
Operator services	9	8	(8)
Card and payphones	4	3	(25)
Other turnover(4)	19	21	9
Other services turnover	€40	€38	(4)%

(1)          Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)          Foreign terminating traffic relates to traffic which orginates internationally and terminates or transits within Ireland.

(3)          Foreign terminating volumes now include eircom UK minutes for the quarter ended 31 December 2003 and 2004

(4)          Customer premises equipment now incorporates direct sales of customer premises equipment to consumers for the quarter ended 31 December 2003 and 2004, which was previously classified under Other turnover.

Turnover from other services decreased by 4% in the quarter ended 31 December 2004, primarily due to a decrease in customer premises equipment sales, operator services and card and payphones revenue, partially offset by an increase in other turnover.

Customer premises equipment turnover decreased by 18% due to lower equipment sales and support revenues. Card and Payphones turnover decreased by 25% due to increased mobile use and growth of low-cost international call shops. Operator services revenue decreased by 8% due to increased competitive and regulatory impacts.  The increase in other turnover of 9% was partly due to increased data equipment sales by LAN Communications, as well as increased sales of security devices and related services by Phonewatch.

Discounts

Discounts increased by 16% in the quarter ended 31 December 2004.  Increased discounts on ongoing ADSL and bit-stream promotions were partially offset by reductions in traffic discounts.

Cost of sales

The following table shows information relating to the cost of sales and the percentage change for the periods indicated:

	In the Quarter ended		% Change(1) 2004/2005
	31 Dec 2003	31 Dec 2004
	€ ‘m	€ ‘m

Interconnect	64	61	(4)%
Foreign outpayments	12	10	(16)
Other	21	22	2
Total cost of sales	€97	€93	(4)%

Cost of sales decreased by 4% in the quarter ended 31 December 2004. This was due substantially to reductions in interconnect and international settlement rates as well as lower volumes of international traffic. Cost of sales as a percentage of turnover was 23% in the quarter ended 31 December 2004, compared with 24% in the quarter ended 31 December 2003.

Interconnect

Interconnect cost of sales decreased by 4% in the quarter ended 31 December 2004. This was primarily due to reduced traffic volumes, partly offset by increases in low margin transit traffic.

Foreign outpayments

Foreign outpayments decreased by 16% in the quarter ended 31 December 2004 primarily due to a decline in international settlement rates for calls.

Other

Other costs of sales increased by 2% in the quarter ended 31 December 2004.  This is primarily due to an increase in costs associated with the roll out of ADSL and bit-stream, as well as the costs relating to increased data equipment sales by LAN Communications.

(1)          Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table.

Operating costs before exceptional operating costs, depreciation, impairment and goodwill amortisation

The following table shows information relating to our operating costs before exceptional operating costs, depreciation, impairment and goodwill amortisation and the percentage change for the periods indicated:

	In the Quarter ended		% Change(1) 2004/2005
	31 Dec 2003	31 Dec 2004
	€ ‘m	€ ‘m
Staff costs
Wages and salaries	94	93	(2)%
Social welfare costs	4	4	(3)
Pension costs	6	6	(6)
Pay costs before capitalisation/amortisation	104	103	(2)
Capitalised labour	(14)	(16)	8
Pension amortisation	4	4	—
Total staff costs before restructuring costs	94	91	(4)
Restructuring programme costs	—	3
Total staff costs	94	94	—
Additional operating costs
Materials and services	15	12	(20)
Other network costs	6	7	2
Accommodation	13	13	—
Sales and marketing	9	8	(10)
Transport and travel	5	5	(6)
IT cost	4	4	3
Miscellaneous costs	13	17	31
Total additional operating costs	65	66	2
Total operating costs before exceptional operating costs, depreciation, impairment and goodwill amortisation	€159	€160	1

Total operating costs before restructuring programme costs, exceptional operating costs, depreciation, impairment and goodwill amortisation	€159	€157	(2)%

Total operating costs before exceptional operating costs, depreciation, impairment and goodwill amortisation remained flat for the quarter ended 31 December 2004.  Total staff costs remained unchanged - reduced staff charges resulting from reduction in headcount and increased capitalised labour costs, were off-set by a restructuring programme charge.  Additional operating costs have increased by 2% for the quarter ended 31 December 2004 due mainly to increased network and miscellaneous costs, partially off-set by reduced materials and services costs.

Staff costs

Total staff costs remained flat in the quarter ended 31 December 2004. Pay costs decreased by 2% due to a decline in the number of employees as a result of our early retirement and voluntary severance programmes, partially off-set by pay inflation.  Capitalised labour increased by 8% due to an increase in staff costs associated with capital projects, primarily to deliver improvements in the access network. There is also an ongoing non-cash charge for pension amortisation of €4 million, relating to the amortisation of a fair value pension surplus that existed at the time of the acquisition of eircom Limited.

Restructuring programme costs of approximately €3 million were incurred as a result of an ongoing voluntary leaving programme in the quarter.

Additional operating costs

Additional operating costs increased by 2% in the quarter ended 31 December 2004.  This was primarily due to increased miscellaneous costs arising from compensation for the early termination of an agreement becoming fully amortised.  This was partially offset by a decrease in materials and services costs, due to lower volumes and stricter cost control, transport and travel costs, due to lower travel activity, and higher capitalisation in the period.

(1)          Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table.

Exceptional operating costs

Exceptional operating costs of €4 million in the quarter ended 31 December 2003 relate to charges in respect of share options granted to certain employees where the market value of the shares exceeded their exercise price at the date the options were granted.

Depreciation

Our policy is to review asset lives annually in order to reflect industry norms and to adjust depreciation charges to match changes in estimated asset lives. Depreciation decreased by 14% in the quarter ended 31 December 2004, mainly due to reduced capital expenditure in recent years and the impact of assets that are now fully depreciated.

Goodwill amortisation

We are amortising goodwill, of €761 million, arising from acquisition of eircom Limited (our main operating company), over 20 years, which is in accordance with UK GAAP.

Exceptional interest payable and similar charges

Exceptional interest payable of €26 million in the quarter ended 31 December 2003 was incurred in connection with the amortisation of debt issue costs, arising from our refinancing in August 2003, being accelerated due to the anticipated refinancing as part of the IPO in March 2004.

Interest payable and similar charges

Interest payable and similar charges decreased by 27% in the quarter ended 31 December 2004 due to lower interest rates on certain debt.

Taxation

There was a tax charge of €8 million in the quarter ended 31 December 2004 (€Nil in the quarter ending 31 December 2003).  This charge is due primarily to the release of a prior year’s over-provision of tax in the quarter ended 31 December 2003.

Commentary on results of operations for the nine-month period ended 31 December 2004

Overview

EBITDA from continuing operations before restructuring costs and exceptional operating costs (see note 6) of €453 million increased by 3% for the nine-month period ended 31 December 2004 compared to €438 million for the nine-month period ended 31 December 2003.  This increase was primarily driven by improvements in gross margin and reduced operating costs.

Turnover

The following table shows our turnover, from continuing operations, analysed by major products and services, and the percentage change for each category, for the periods indicated:

	In the 9 months ended		% change(1) 2004/2005
	31 Dec 2003	31 Dec 2004
	€ ‘m	€ ‘m

Access (rental and connections)	360	414	15%
Voice traffic	386	347	(10)
Advanced voice services traffic	65	62	(5)
Total voice traffic	451	409	(10)
Data traffic	85	73	(13)
Total voice and data traffic	536	482	(10)
Data communications	149	136	(8)
Interconnect services	130	118	(9)
Other services	116	116	(1)
Gross Income	1,291	1,266	(2)
Discounts(2)	(64)	(63)	(1)
Total turnover	€1,227	€1,203	(2)%

Total turnover decreased by 2% in the nine-month period ended 31 December 2004. This was primarily due to reduced voice and data traffic volumes, reductions in some tariffs, a decline in turnover from data communications and lower interconnect turnover derived from very low margin transit traffic. This was partially offset by increased turnover from ADSL and bit-stream and price increases on access products, in particular higher PSTN line charges.

(1)          Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)          Discounts are primarily related to turnover derived from voice and data traffic and ADSL and bit-stream, which are presented on a gross basis in the table above.

Access (rental and connections)

The following table shows rental, connection and other charges and the number of access channels in service, including public payphones, and the percentage changes for the periods indicated:

	In the 9 months ended		% Change(1) 2004/2005
	31 Dec 2003	31 Dec 2004

Total access (in millions, except percentages)
Line and equipment rental	€333	€354	7%
Connection and other charges	17	18	4
ADSL and bit-stream rental and connection(2)	10	38	263
WLR rental and connection	—	4	—
Total access turnover	€360	€414	15%
Access channels (in thousands at period end, except percentages)
PSTN	1,592	1,524	(4)%
PSTN WLR	—	72	—
Total PSTN	1,592	1,596	—

ISDN	368	366	(1)
ISDN WLR	—	6	—
Total ISDN	368	372	1

ADSL and bit-stream(2)	24	114	378
Total access channels	1,984	2,082	5%

Turnover from access increased by 15% in the nine-month period ended 31 December 2004, due primarily to an increase in ADSL and bit-stream turnover as a result of increased customer demand for our low-cost ADSL service, and increases in PSTN line rental charges.

Total number of PSTN lines were flat at 31 December 2004 compared to 31 December 2003, however the number of channels sold to our Retail customers declined by 4% due to the introduction of Wholesale Line Rental (WLR) in the period.

Total number of ISDN channels increased by 1% in the period ended 31 December 2004 to 372,000.

ADSL and bit-stream turnover increased significantly in the quarter ended 31 December 2004 as a result of increased customer demand following new special promotions introduced.  By 31 December 2004, the number of ADSL and bit-stream lines had increased to approximately 114,000 lines, up from 24,000 in December 2003.

In the quarter ended 30 September 2004, the first Wholesale Line Rental (‘WLR’) orders from other authorised operators were received and processed.  Demand for WLR has increased in the quarter ending 31 December 2004, and at 31 December 2004 72,000 PSTN lines and 6,000 ISDN channels had transferred to other authorised operators.  WLR rental and connection yielded wholesale revenues of approximately €4 million for eircom.

(1)          Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)          ADSL and bit-stream turnover and volumes were reclassified from Data communications to Access in the financial year ended 31 March 2004.

Traffic

The following table shows information relating to our total traffic turnover and our traffic volumes and the percentage change for the periods indicated:

	In the 9 months ended		% Change(1) 2004/2005
	31 Dec 2003	31 Dec 2004

Turnover (in millions, except percentages)
Basic voice traffic turnover
Local	€90	€79	(14)%
National	43	38	(10)
Fixed to mobile	167	155	(7)
International	86	75	(13)
Total basic voice traffic turnover	386	347	(10)
Freefone	18	18	(7)
Virtual private network	16	18	13
Premium rate services	19	14	(29)
Other advanced voice services	12	12	10
Total advanced voice traffic turnover	65	62	(5)
Total voice traffic turnover	451	409	(10)
Data traffic turnover
PSTN data	51	48	(6)
ISDN data	34	25	(24)
Total data traffic turnover	85	73	(13)
Total traffic turnover	€536	€482	(10)%

Traffic (in millions of minutes, except percentages)
Local(2)	2,741	2,431	(11)%
National	858	773	(10)
Fixed to mobile	936	896	(4)
International	404	364	(10)
Total basic voice traffic volume	4,939	4,464	(10)
Freefone	232	206	(11)
Virtual private network	209	239	14
Premium rate services	18	15	(13)
Other advanced voice services	63	43	(33)
Total advanced voice services	522	503	(4)
Total voice minutes	5,461	4,967	(9)
Data traffic volume
PSTN data(2)	2,953	2,760	(7)
ISDN data	1,445	1,063	(26)
Total traffic data minutes	4,398	3,823	(13)
Total traffic minutes	9,859	8,790	(11)%

Overall turnover from voice and data traffic decreased by 10% in the nine-month period ended 31 December 2004.

Voice traffic

Basic voice traffic turnover decreased by 10% in the nine-month period ended 31 December 2004.  This is due primarily to an overall decline in traffic volumes arising from loss of market share and weakness in the traditional voice market, mainly because of mobile substitution, as well as reductions in tariffs on international and fixed to mobile call types.  Turnover relating to advanced voice services decreased by 5% in the nine-month period ended 31 December

(1)          Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)          A portion of local voice minutes were reclassified as PSTN data minutes in the nine-months ended 31 December 2003.

2004, primarily due to a decrease in Freefone and low margin premium rate services offset partially by growth in virtual private network and other advanced voice services turnover.

Total voice traffic minutes decreased by 9% in the nine-month period ended 31 December 2004, primarily due to a contraction of the fixed-line voice market in Ireland as a result of increasing mobile substitution, as well as the loss of some market share to competitors. The decrease in premium rate services volumes of 13% stems mainly from mobile text message substitution, and a lower volume of competitions by some service providers to reflect a changing market and continuing regulatory compliance.

Data traffic

Turnover from data traffic decreased by 13% and data minutes decreased by 13% in the nine-month period ended 31 December 2004. This decrease was primarily due to the migration of heavy data users to ADSL and bit-stream which is an ‘always on’ product.

Data communications

The following table shows information relating to turnover from data communications products and services, the number of leased lines and the percentage change for the periods indicated:

	In the 9 months ended		% Change(1) 2004/2005
	31 Dec 2003	31 Dec 2004

Data communications (in millions, except percentages)
Leased lines	€104	€96	(8)%
Switched data services	22	23	8
ISP	23	17	(21)
Total data communications turnover(2)	€149	€136	(8)%
Number of leased lines (at period end, except percentages)
National leased lines	24,974	24,444	(2)%
International leased lines(3)	591	430	(27)
Interconnect paths	2,761	2,275	(18)
Total leased lines	28,326	27,149	(4)%

Turnover from data communications decreased by 8% in the nine-month period ended 31 December 2004, primarily due to a reduction in leased line and ISP turnover partially offset by growth in switched data services.

Leased line turnover decreased by 8% in the nine-month period ended 31 December 2004, due to a reduction in the number of leased lines in operation, as well as a reduction in tariffs.  This was due to rationalisation of other authorised operators’ networks, increased competition from international licensed operators and customer migration from analogue leased lines to a smaller number of high capacity digital leased lines or to switched data services.

Switched data services turnover increased by 8% in the nine-month period ended 31 December 2004, mainly due to new customer acquisitions in BIP, partly offset by migration of customers from Frame and ATM.

ISP turnover decreased by 21% mainly due to customers migrating from the ISP’s internet subscription dial-up products to our flat rate and ADSL products which are now included under Access turnover.

(1)          Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)          ADSL and bit-stream turnover and volumes were reclassified from Data communications to Access in the financial year ended 31 March 2004.

(3)          International leased lines now also includes eircom UK lines for the nine-months ended 31 December 2003 and 31 December 2004.

Interconnect services

The following table shows information relating to turnover and traffic from interconnect services and the percentage change for the periods indicated:

	In the 9 months ended		% Change(1) 2004/2005
	31 Dec 2003	31 Dec 2004
Interconnect services turnover (in millions, except percentages)
Interconnect	€102	€83	(19)%
Foreign terminating traffic(2)	28	35	24
Total interconnect services turnover	€130	€118	(9)%
Interconnect services traffic (in millions of minutes, except percentages)
Call origination	1,655	1,933	17%
Call termination	2,054	2,346	14
Transit to mobile/fixed	521	403	(22)
Ancillary	199	216	9
International	120	106	(12)
Total interconnect	4,549	5,004	10
Foreign terminating traffic(3)	688	843	23
Total interconnect services traffic	5,237	5,847	12%

Interconnect services turnover decreased by 9% in the nine-month period ended 31 December 2004 mainly due to a reduction in interconnect turnover, partially offset by a growth in foreign terminating traffic.

Turnover from interconnect decreased by 19% primarily due to an ongoing reduction in transit turnover which has a low margin, largely resulting from other authorised operators (particularly mobile) directly interconnecting with each other which led to a reduction in transit volumes of 22%.  The remaining reduction in turnover was primarily due to a reduction in international turnover due to lower rates and volumes. Call origination and termination volumes increased by 17% and 14% respectively in the nine-month period ended 31 December 2004 due to an increase in the number of carrier pre-select lines.

Turnover from foreign terminating traffic increased by 24% in nine-month period ended 31 December 2004, primarily as a result of increased incoming traffic to mobiles.

Other services

Other services include our sales of customer premises equipment to corporate customers, directory enquiry and operator services, calling cards and public payphones, and other turnover, including LAN Communications, Infonet, and Phonewatch.

The following table shows information relating to turnover for other services and the percentage change for the periods indicated:

	In the 9 months ended		% Change(1) 2004/2005
	31 Dec 2003	31 Dec 2004
	€ ‘m	€ ‘m

Customer premises equipment(4)	23	18	(21)%
Operator services	26	25	(5)
Card and payphones	15	11	(23)
Other turnover(4)	52	62	17
Other services turnover	€116	€116	(1)%

(1)          Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)          Foreign terminating traffic relates to traffic which originates internationally and terminates or transits within Ireland.

(3)          Foreign terminating volumes now include eircom UK minutes for the nine-months ended 31 December 2003 and December 2004

(4)          Customer premises equipment now incorporates direct sales of customer premises equipment to consumers for the nine-months ended 31 December 2003 and 31 December 2004, which was previously classified under Other turnover.

Turnover from other services decreased by 1% in nine-month period ended 31 December 2004, primarily due to a decrease in customer premises equipment and Card & Payphones turnover.  This was offset by higher revenues from other turnover. The increase in other turnover of 17% was mainly due to improved hardware sales at Lan Communications, as well as increased sales of security devices and related services by Phonewatch.

Customer premises equipment turnover decreased by 21% due to lower equipment sales. Card and Payphones turnover decreased by 23% due to increased mobile use and growth of low-cost international call shops.

Discounts

Discounts decreased by 1% in the nine-month period ended 31 December 2004 primarily due to the reduction of traffic revenue, which was offset by increased discounts given on ADSL and bit-stream promotions.

Cost of sales

The following table shows information relating to the cost of sales and the percentage change for the periods indicated:

	In the 9 months ended		% Change(1) 2004/2005
	31 Dec 2003	31 Dec 2004
	€ ‘m	€ ‘m

Interconnect	€218	€193	(12)%
Foreign outpayments	36	29	(19)
Other	62	62	—
Total cost of sales	€316	€284	(10)%

Cost of sales decreased by 10% in the nine-month period ended 31 December 2004. This was due substantially to reduced volumes on interconnect transit and reduced volumes and rates in foreign outpayments. Cost of sales as a percentage of turnover was 24% in the nine-month period ended 31 December 2004, compared with 26% in the nine- month period ended 31 December 2003. This decrease is primarily a result of the reductions in costs associated with interconnect transit turnover, which is a low-margin product.

Interconnect

Interconnect cost of sales decreased by 12% in the nine-month period ended 31 December 2004. This was primarily due to a decline in transit traffic, caused by the fact that some other authorised operators (mainly mobile) moved to interconnection with each other instead of routing their traffic through our network.  This factor also resulted in a corresponding decline in transit turnover.  In addition, the decrease reflects a decline in certain tariffs, in particular mobile termination rates.

Foreign outpayments

Foreign outpayments decreased by 19% in the nine-month period ended 31 December 2004 primarily due to lower volumes and increased competition for international traffic, which resulted in a decline in international settlement rates for calls.

Other

Other costs of sales remained flat in the nine-month period ended 31 December 2004, due mainly to decreases in costs associated with premium rate services revenue being offset by an increase in costs associated with the roll out of ADSL and bit-stream.

(1)          Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table.

Operating costs before exceptional operating costs, depreciation, impairment and goodwill amortisation

The following table shows information relating to our operating costs before exceptional operating costs, depreciation, impairment and goodwill amortisation and the percentage change for the periods indicated:

	In the 9 months ended		% Change(1) 2004/2005
	31 Dec 2003	31 Dec 2004
	€ ‘m	€ ‘m
Staff costs
Wages and salaries	€278	€274	(1)%
Social welfare costs	11	11	(1)
Pension costs	19	19	(1)
Pay costs before capitalisation/amortisation	308	304	(1)
Capitalised labour	(38)	(43)	14
Pension amortisation	12	12	—
Total staff costs before restructuring costs	282	273	(3)
Restructuring programme costs	—	57
Total staff costs	282	330	17
Additional operating costs
Materials and services	41	36	(12)
Other network costs	19	20	5
Accommodation	40	39	(3)
Sales and marketing	22	26	16
Transport and travel	15	14	(7)
IT cost	12	11	(8)
Miscellaneous costs	42	47	10
Total additional operating costs	191	193	1
Total operating costs before exceptional operating costs, depreciation, impairment and goodwill amortisation	€473	€523	10%

Total operating costs before restructuring programme costs, exceptional operating costs, depreciation, impairment and goodwill amortisation	€473	€466	(2)%

Total operating costs before exceptional operating costs, depreciation, impairment and goodwill amortisation increased by 10% for the nine-month period ended 31 December 2004 mainly due to restructuring programme costs.  Staff costs increased by 17% which was primarily driven by restructuring programme costs offset by reduced staff costs resulting from reduction in headcount and increased capitalised labour costs.  Additional operating costs increased by 1% for the nine-month period ended 31 December 2004, mainly due to increased sales and marketing costs, other network costs and miscellaneous costs, partly offset by savings in materials and services costs.

Staff costs

Staff costs increased by 17% in the nine-month period ended 31 December 2004. This was mainly due to the restructuring programme costs, pay inflation and salary increases, partially offset by a decline in the number of employees as a result of our early retirement and voluntary severance programmes. Capitalised labour increased by 14% due to an increase in staff costs associated with capital projects, primarily to deliver improvements in the access network. There is also an ongoing non-cash charge for pension amortisation of €12 million, relating to the amortisation of a fair value pension surplus that existed at the time of the acquisition of eircom Limited.

Restructuring programme costs of €57 million were incurred as a result of the introduction of a new voluntary leaving programme in the nine-month period ended 31 December 2004.

(1)          Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table.

Additional operating costs

Additional operating costs increased by 1% in the nine-month period ended 31 December 2004.  This was primarily due to increases in sales and marketing, due to customer win-back initiatives and Broadband, and in miscellaneous costs, arising from compensation for the early termination of an agreement becoming fully amortised.  These increases were partially offset by a reduction in materials and services costs, due to lower volumes and stricter cost control, and a decrease in transport and travel costs due to lower travel activity and higher capitalisation in the period.

Exceptional operating costs

Exceptional operating costs of €20 million in the nine-month period ended 31 December 2003 relate to notional charges in respect of share options granted to certain employees where the market value of the shares exceeded their exercise price at the date the options were granted, and certain costs incurred in the refinancing of our indebtedness, which were not capitalised as debt issue costs in accordance with UK GAAP. These costs include bonus payments payable to executives relating to contractual entitlements triggered by the refinancing.

Depreciation

Our policy is to review asset lives annually in order to reflect industry norms and to adjust depreciation charges to match changes in estimated asset lives. Depreciation decreased by 17% in the nine-month period ended 31 December 2004, due mainly to reduced capital expenditure in recent years and the impact of assets which are now fully depreciated.

Goodwill amortisation

We are amortising goodwill, of €761 million, arising from acquisition of eircom Limited (our main operating company), over 20 years, which is in accordance with UK GAAP.

Exceptional interest payable and similar charges

An exceptional interest charge of €26 million in the nine-month period ended 31 December 2003 was incurred in connection with the amortisation of debt issue costs, arising from our refinancing in August 2003, being accelerated due to anticipated refinancing as part of the IPO in March 2004.

Interest payable and similar charges

Interest payable and similar charges decreased by 13% in the nine-month period ended 31 December 2004 due to the new debt structure.

Taxation

The tax charge of €18 million represented an increase of 100% in the nine-month period ended 31 December 2004 over the nine-month period ended 31 December 2003. The increase is due to a credit of €6 million included in the 31 December 2003 comparative in respect of a prior year over-provision of tax, and an increase in taxable trading profits in the 9 months to 31 December 2004.

Liquidity

Net cash inflow from operating activities

Our primary source of liquidity is net cash inflow from operations, which represents operating profit adjusted for non-cash items which are principally depreciation, impairment and amortisation. Cash flows from operating activities are also impacted by fundamental restructuring and working capital movements. During the nine-month period ended 31 December 2004, net cash inflow from operating activities increased by 11%, to €402 million from €361 million in the nine-month period ended 31 December 2003. This increase was mainly due to improved operating profit, lower exceptional costs and improvements in working capital.

Returns on investments and servicing of finance

We use cash to pay interest on our outstanding indebtedness. Interest paid in the nine-month period ending 31 December 2004 was €79 million, the same as that paid in the corresponding period to 31 December 2003.  During the nine-month period ended 31 December 2004 we paid €24 million exceptional interest cost relating to our early exit from interest rate swaps. Debt issue costs paid of €2 million have decreased significantly in the nine-month period ended 31 December 2004 compared to the nine-month period ended 31 December 2003 due to timing of payments of costs associated with refinancing.

Taxation

During the nine-month period ended 31 December 2004 we paid €38 million taxation as a result of an assessment which we are disputing with the Revenue Commissioners, in respect of our exit from Golden Pages.

Capital expenditure and financial investment

During the nine-month period ended 31 December 2004, we made payments in respect of capital expenditure, of €146 million, compared to €151 million in nine-month period ended 31 December 2003. The principal reason for the decreased cash outflow in respect of capital expenditure in the nine-month period ended 31 December 2004 is the timing of cash flows. Capital expenditure is used primarily to grow and renew our existing network in order to improve our services and customer satisfaction.

The restricted cash balance decreased by €68 million in the nine-month period ended 31 December 2004. The restricted cash balance remaining at 31 December 2004 of €2 million can only be used by the group for the purposes of redeeming the remaining Redeemable Preference Shares and Trancheable Redeemable Preference Shares. The interest earned on this deposit, after deduction of any applicable taxation payable, is payable as part of the redemption price in respect of the Redeemable Preference Shares and Trancheable Redeemable Preference Shares to the extent not elected to be received as pre-redemption dividend.

Acquisitions and disposals

During the nine-month period ended 31 December 2003, we disposed of the assets of eircom Retail and sold eircom Response.

Financing

During the nine-month period ended 31 December 2004, we had cash outflows of €65 million in respect of the redemption of Trancheable Redeemable Preference Shares and cash outflows of €3 million in respect of the redemption of Redeemable Preference Shares in accordance with their terms. During the nine-month period ended 31 December 2004, fees paid in respect of the Initial Public Offering in March 2004 were €33 million. In addition, we received cash of €2 million in respect of share options exercised.

During the nine-month period ended 31 December 2003, we refinanced all of our indebtedness. This refinancing included €550 million aggregate principal amount of 7.25% Senior Notes due 2013 of Valentia Telecommunications, €285 million aggregate principal amount of 8.25% Senior Subordinated Notes due 2013 of eircom Funding, and $250 million aggregate principal amount of 8.25% Senior Subordinated Notes due 2013 of eircom Funding.  In addition, Valentia Telecommunications entered into a new €1.4 billion credit facility, of which €1.25 billion had been drawn down at 31 December 2004.

Capital resources

As at 31 December 2004, we had outstanding long-term debt of €2,310 million.  This is stated before offsetting capitalised fees of €42 million at 31 December 2004 relating to the refinancing of the debt.

The following table sets out our loans and other debt, net of capitalised fees.

	Within 1 Year	Between 1 & 2 Years	Between 2 & 5 Years	After 5 Years	Total
	€’m	€’m	€’m	€’m	€’m
As at 31 December 2004
Overdraft	1	—	—	—	1
Loans	—	140	1,110	—	1,250
7.25% Senior Notes due 2013 (listed)	—	—	—	550	550
8.25% Senior Subordinated Notes due 2013 (listed)	—	—	—	510	510
	1	140	1,110	1,060	2,311
Capitalised fees	—	(1)	(7)	(34)	(42)
	1	139	1,103	1,026	2,269

Contingent liabilities –

There has been no material change in our contingent liabilities in the nine-month period ended 31 December 2004 since the filing of the 20-F for the year ended 31 March 2004.

Share Options

During the nine-month period ended 31 December 2004, 8,197,596 options were issued under the new Share Option Plan to Executive Directors and Senior Executives. The exercise of options will be determined by reference to a performance target measured over a three-year period.

During the nine-month period ended 31 December 2004, 1,897,390 options have been exercised under the eircom Group Executive Share Option Plan.

Forward Looking Statements

This document includes statements that are, or may be deemed to be, “forward looking statements”.  These forward looking statements include all matters that are not historical facts and include statements regarding the intentions, beliefs or current expectations of eircom Group plc concerning, amongst other things, the results of operations, financial conclusion, liquidity, prospects, growth, strategies and dividend policy of the Group and the industries in which it operates.  By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future.  Forward looking statements are not guarantees of future performance.  The Group’s actual results of operations, financial condition, liquidity, and the development of the industries in which it operates may differ materially from the impression created by the forward looking statements contained in this document.

A conference call will be held on Tuesday 8th February 2005 at 2.30pm.  The dial-in number is + 353 1 664 7603, Pin number 95232.